Exhibit 16.1

May 13, 2004

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Health Outcomes Management Inc. and Subsidiaries and, under the date of May 13, 2003, we reported on the consolidated financial statements of Health Outcomes Management Inc. and Subsidiaries as of and for the years ended February 28, 203 and 2002. The members of Schweitzer Karon & Bremer LLC became shareholders of Mayer Hoffman McCann P.C. and on May 13, 2004, the appointment of Schweitzer Karon & Bremer LLC as principal accountants was terminated and they were replaced by Mayer Hoffman McCann P.C. We have read Health Outcomes Management Inc. and Subsidiaries statements included under Item 4 of its Form 8-K dated May 14, 2004, and we agree with such statements.

Sincerely,

/s/ Schweitzer Karon & Bremer LLC